FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐         No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NBG Group: H1 2013 results

Business performance:

•                    Positive profitability, based on operating performance, for the third consecutive quarter, reflecting the improving economic climate.

•                    Group net profit in H1.2013 €344 million, vs. losses of €1,894 million in H1.2012. Excluding extraordinary profit and loss, profit after tax and minority interests stood at €126 million for Q2 and €312 million for H1.

•                    Q2 operating profit more than covers provisions, for the first time in 9 quarters due to improved revenues and continued cost containment.

Cost cutting:

•                    Operating costs in Greece and SE Europe cut by 6% and 3% respectively year on year. Substantial 12% reduction in staff expenses in Greece, before the impact of the new collective labour agreement (effective as of 1.7.2013).

• Cumulative reduction in domestic operating costs: 23%(1) since H1.2010.

Asset quality:

•                    Moderation of new loan delinquencies continues in Greece: new loan impairments significantly lower in H1.2013 vs. H1.2012.

•                    The ratio of +90 dpds to total loans stood at 20.5%(2) for the Group and 25.4%(2) for the domestic loan book.

Reduced provisions:

•                    Group provisions at €853 million in H1.2013, vs. €1,202 million in H1.2012, due to the slowdown in the creation of new loan impairments, mainly in Greece.

•                    The Group maintains strong levels of provisions for loan impairments, a coverage ratio of 56%, the highest among its peers(3).

•                    Write-back in Q2.13 of provisions amounting to €163 million against claims on the Hellenic Republic, due to the improvement in the country’s credit rating.

Subsidiaries’ profitability:	• Finansbank net profit totals €332 million in H1, up by 30%, plus positive contribution from our SE Europe businesses, compared with losses in H1.2012.

Capital adequacy:	• Pro-forma Core Tier I capital adequacy ratio at 9.2% before the impact of the capital strengthening measures currently under way.

(1)  Excluding €10 million integration costs with Eurobank

(2) Excluding FBB

(3) According to Q1.2013 data

Improving liquidity:

•                    Group deposits grow 10% yoy, across all its business regions: Greece +11%, SE Europe +13%, Finansbank +21% (on a constant currency basis).

•                    Significant reduction in Eurosystem funding by €5.4 billion since the beginning of the year, and by €9.2 billion yoy, with parallel reduction in ELA exposure to less than €1.0 billion in August.

•                    Further improvement in the loan-to-deposit ratio in Greece to 93%, vs. 110% at the end of H1.2012 (and, respectively for the Group, to 102% vs. 116%).

Banking sector restructuring: absorption of banks

•                    Acquisition of the healthy assets of First Business Bank (FBB) in May 2013 (included in the consolidation). A total of €0.6 billion loans, €1.1 billion deposits and 19 branches were added to the Group’s assets.

•                    Incorporation of the healthy assets of Probank in July 2013 (not included in the consolidation), with €2.6 billion loans, €3.1 billion deposits and a network of 112 branches. Exposure to healthy small and medium-size businesses, high competence staff, and positive profitability are the main features of the healthy part of Probank acquired by NBG.

The steady progress made by Greece in pushing through essential adjustments and reforms has now provided new dynamic to the economy, despite persistent recessionary pressures. Against this difficult though more optimistic backdrop, the banking system — now fully recapitalized — is in a position to play its systemic role in putting the Greek economy back on a path of growth.

Our Q2 performance adds to the more optimistic climate. In particular, the Group’s core profitability was positive for a third consecutive quarter, pointing to a return to healthy results, a necessary condition for sustainable growth. The key driving forces in the domestic market have been the recovery in net interest income and ongoing rationalization of operating costs, which have contracted overall by 23% since 2010. The ongoing slowdown in new NPL formation is also important to note, with its concomitant positive impact on provisioning levels and earnings, and stems from the conservative credit policy applied by NBG to the loan book it underwrote over the past years. Noteworthy, too, has been the addition of Probank to the NBG family, which should benefit in particular small and medium-size businesses, a critical sector for the Greek economy.

NBG has the comparative advantage of its significant presence both in Turkey and SE Europe, dynamic regions that enable it to diversify its sources of income, thus adding substantial value to the Group. Indeed, in Q2 our Turkish business added €180 million to the Group’s core profitability, while it is encouraging, too, that our SE Europe businesses are returning to profitability.

Our successful rights issue, completed in June with almost 11% participation by private sector investors, while securing the private-sector nature of our management, also placed the Bank on a new footing. In the immediate future, NBG will push ahead with key initiatives to further clean up its loan portfolio. In addition, we are taking steps to further strengthen our capital base and enhance efficiency. The achievement of these aims, coupled with a further improvement in the economic climate, will enable NBG to play a key role in facilitating business recovery in Greece. To this end, our strong deposit base also gives us a significant comparative edge, as we have the best liquidity ratio (loans-to-deposits) in the domestic market, at 93%, which will be reduced yet further with the integration of Probank.

Our positive performance confirms our ability to implement, under adverse conditions, the strategy we have chosen, having succeeded in overcoming basic challenges. The foremost concern of today’s Management is to utilize, at its fullest, the potential of the Group, including its significant comparative advantages. Building on these, NBG is once again in a position to help support the recovery and put Greek businesses and society back on the path to growth.

Athens, 29 August 2013

Alexandros Tourkolias

Chief Executive Officer

The NBG Group was profitable for a third consecutive quarter, as net profit in Q2 amounted to €317 million, including extraordinary profit/loss from positive deferred tax amounting to €208 million, despite further impairment on NBG’s stake in Eurobank amounting to €17 million (or a total negative impact of €176 million for H1.13). In addition, the continued upgrade in Greece’s credit rating positively affected profitability and led to the write-back of provisions against claims on the Hellenic Republic totalling €163 million.

The growth in the Group’s core earnings by 8% qoq in Q2.13 to €999 million (vs. €922 million in Q1.13) reflects the gradual reversal of the slowdown in the Group’s business in Greece and SE Europe as well as further cost cutting which continued in both regions and especially Greece. It also reflects the ongoing strong contribution of NBG’s subsidiary in Turkey.

A clear indication of the improving economic climate is the fact that operating profit before provisions more than covers provisioning levels, for the first time in nine quarters.

On a six-month basis, profits totalled €344 million, vs. losses of €1,894 million in H1.12. Excluding non-recurring profit and loss, net profit amounted to €312 million in H1.13. The contribution by Finansbank was particularly strong, as it reported a net profit of €332 million, while the Group’s SE Europe(1) subsidiaries posted profits of €6 million, vs. losses of €13 million in H1.12.

In H1.13, staff expenses in Greece fell by 12% yoy, while total expenses — excluding non-recurring general and administrative expenses — posted a 8% reduction. Cost cutting in the sphere of operating expenses continued in SE Europe, down by 3% yoy, thus contributing to the Group’s core profitability. Including the rapidly growing footprint of Finansbank in Turkey (101 new branches were opened in the course of the past twelve months), the Group’s expenses in H1 posted a marginal increase, up 3% yoy. Domestic operating expenses will decline further in the second half of 2013, due to the impact of both the new CLA that comes into effect as of 1 July 2013 and discontinuation of the balance-sheet bonus from next year.

With respect to the quality of the Group’s loan book, it is particularly encouraging that the slowdown in new loan delinquencies in Greece has continued, while they posted a further significant decline in Q2.13 in SE Europe. More specifically, new delinquencies at Group level totalled €1.2 billion in H1.13, while at the peak of the crisis in H1.2012 delinquencies had topped €2.3 billion. As a result, provisions were reduced to €853 million in H1.13, compared with €1,202 million a year earlier. Nevertheless, the Group maintains high provision coverage levels, at 56% (vs. 54 at the end of Q1.13), this level being among the highest in the market.

Ongoing improvement in liquidity is another positive development. Specifically, the 10% yoy growth in the Group’s deposits, coupled with the contraction of the loan book after provisions by 4% over the same period, has led to an improvement in the liquidity ratio (loans-to-deposits) to 102% at Group level, vs. 116% in June 2012. In Greece the loan-to-deposit ratio stood at 93% — improved by 17 percentage points yoy — thereby placing NBG comfortably in the best position in the domestic market in terms of liquidity. This development comprises tangible evidence of NBG’s sound liquidity and its improved ability to channel funding for the growth of the Greek economy. It is notable that the corresponding

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

ratio for SE Europe, which stood at 104% (an improvement of 22 pp yoy), is low relative to peers in the same markets, while it has decreased by half when compared with pre-crisis levels. In Turkey the said ratio posted an improvement of 10 pp yoy to 109% at the end of H1, while there was also a significant improvement in the deposit mix due to the higher share of low-cost sight deposits.

As regards capital adequacy, the Core Tier I ratio stood at 9.2% following the successful share capital increase with private sector participation. The said ratio does not take into account the positive impact of the measures which are underway within the framework of the Group’s capital strengthening plan.

Greece: The improvement in the economic climate is reflected in the positive course of core profit and the reduction of provisions

In H1.13 net profit from domestic business totalled €5 million, against losses of €2,133 million in the same period in 2012. The main contributors to this performance were:

i)                                         12% growth in operating income to €774 million, vs. €693 million in H1.12,

ii)                                      the contraction of operating expenses by 6% yoy (or 8% excluding non-recurring general and administrative expenses related to the aborted merger of NBG with Eurobank),

iii)                                   the elimination of trading losses (losses of €3 million vs. €346 million in H1.12), and

iv)                                  36% reduction in provisions, to €633 million, as a result of the significantly lower new NPLs in H1.13,

v)                                     the write-back, in Q2.13, of provisions against claims on the Hellenic Republic totalling €163 million.

The steady improvement in net interest income (NII) for the second consecutive quarter suggests that the downward cycle is bottoming out. Specifically, the further reduction in funding from the Eurosystem by €9.2 billion (€25.5 billion at the end of June 2013, vs. €34.7 billion a year earlier) contributed significantly to the growth in NII. To an even greater extent this performance was boosted by the improvement in the funding mix from the Eurosystem, since the Bank’s exposure to high-cost funding via the ELA mechanism, has been drastically reduced from the 100% at the beginning of the year. According to August data, NBG’s exposure to the ELA is now below the €1 billion mark.

The 10% growth in deposits from the low level of June 2012, that coincided with the peak in a series of destabilizing pressures in Greece, reflects renewed confidence of depositors in NBG and the Greek banking system more generally. Specifically, both sight and term accounts posted growth of 21% and 25% respectively vs. H1.12, while savings deposits declined by 6% in the same period.

Lending, before deduction of provisions, decreased by 6% yoy to €43.2 billion (before adding loans worth €1.1 billion from FBB). Over the same period, NBG’s loan portfolio contracted at a slightly slower pace than the loan portfolio of the market as a whole (-7%).

There was a significant slowdown in new loan delinquencies in H1.13, as they totalled €835 million, vs. €2.0 billion in H1.12, while the +90 dpd loan ratio stood at 25.4% (excluding FBB) vs. 19.3% a year earlier. The provision coverage ratio for +90 dpds continues to remain high at 56%, the highest level among domestic systemic banks.

Over the coming quarters, the integration of the healthy part of Probank should provide a boost to our domestic business performance, as the merged entity holds an attractive asset portfolio, ample liquidity and young, highly skilled staff. It is distinguished by its specialization in financing SMEs, with this segment comprising the largest share of its loan portfolio. The absorption of Probank will enhance the Group’s liquidity and its share of the SME market, while the synergies arising from the merger should be in the order of €110 million by 2015.

Finansbank: Profitability continues to grow dynamically — and remains resilient in the face of market volatility

The net profit of Finansbank in H1.13 stood at TL791 million (€332 million), up by 32% yoy on a constant currency basis. This impressive result was achieved due to a 19% improvement in core revenues, on the back of increases in net interest income, up 26%, and fees, up 12% yoy, despite the loss of income following the sale of the insurance business in Q4.12. Interest margin improved further, reaching 721 bps at the end of Q2.13 (up by 78 bps on the previous quarter, and by 45 bps yoy), as the cost of deposits continues to decline — after reaching a peak in Q2.12.

The efficiency ratio (cost/income) improved to 43% vs. 44% in H1.12, despite the substantial 24% growth in operating costs that reflects the Bank’s rapid network expansion (+101 new units), and the increase in its staff by 2,000 employees.

Finansbank’s total lending amounted to TL45.2 billion (€17.9 billion), up 17% yoy. As a result of Finansbank’s credit expansion strategy, the retail portfolio grew by 18% yoy to TL26.0 billion, while the business banking portfolio grew by 14% yoy to TL19.2 billion.

The +90 dpd loan ratio was kept at 5.2% vs. 5.1% in June 2012, presenting however a decline on the first quarter (5.8%), due to the sale of part of the NPL portfolio. Applying a conservative provisioning policy, Finansbank’s provisions in H1 reached TL360 million (up by 35% yoy), while the NPL coverage ratio stood at 69%.

Total deposits grew by 21% yoy to TL35.1 billion. The loan-to-deposit ratio on bank level stood at 109% (including the private sector bond issue of TL1.5 billion), vs. 119% a year earlier.

The strong capital base of Finansbank comfortably supports the dynamic growth of its balance sheet, while its Total CAR of 18.8% (despite the strong correction in the price of Turkish bonds in May) is the highest among its peers. It should also be noted that, compared with other Turkish banks, Finansbank has the lowest exposure to government bonds.

SE Europe: Back to profitability by stabilizing revenues and enhancing asset quality

In H1.13 the Group’s businesses in SE Europe posted profit of €6 million, vs. negative results in H1.12. A key contributing factor to this positive result was the stabilization in the growth rate of NPLs, reflecting the accelerating normalization of economic activity in the region, enabling a reduction in provisions vs. 2012 and the stabilization of net interest income. NII were impacted indirectly by the lower funding costs brought about by the improved climate in Greece. In addition, the policy to streamline operating costs was continued, generating a further reduction of 3% yoy.

The liquidity ratio improved further as deposits increased by 13% yoy (to €5.3 billion), while the Group’s market share in the region improved by 40 bps to 5.8%. Note that the improvement in the liquidity of the Group’s SE Europe subsidiaries throughout the crisis led to a significant compression of the gap between net loans and deposits to €212 million at the end of H1.13 vs. €1,227 million a year earlier, posting a decline of €1.0 billion over the same period. Accordingly, this gap is now covered 5.6x by the Group’s own funds. As a result of the substantial reduction in the funding gap and the deleveraging of the loan book, the loan-to-deposit ratio decreased to 104% at the end of H1.13, compared with 126% a year earlier and 160% before the crisis, and is among the lowest in the region.

Total lending declined by 5% to €6.3 billion vs. €6.6 billion at the end of June 2012, while the Group’s market share stood at 6.2%.

The quality of the loan book is showing clear signs of improvement, as collection of loans in arrears approached — for the first quarter — the generation of new +90 dpds. The +90 dpd loan ratio stood at 24.4% in H1.13, while if the impact of deleveraging is excluded from the figure, the said ratio stands at 24.0%. The NPL coverage ratio increased to 51% vs. 45% at the end of June 2012. In the case of retail NPLs the coverage ratio amounted to 66%.

Appendix

(€ millions)	Q2.2013	Jun 2013	Jun 2012	Annual ∆

Profit & loss
Group net profit	317	344	-1 894	—
Greece	144	5	-2 133	—
Turkey	178	332	256	+30%
SE Europe(1)	-7	6	-13	—

Core revenues
Group	999	1 920	2 074	-7%
Greece	417	802	1 076	-26%
Turkey	486	931	795	+17%
SE Europe(1)	81	161	169	-5%

Operating expenses
Group	590	1 153	1 122	+3%
Greece	308	614	656	-6%
Turkey	218	413	339	+22%
SE Europe(1)	54	107	110	-3%

Balance sheet
Total assets	110 434	110 434	103 785	+6%
Loans	69 808	69 808	70 706	-1%
Deposits	60 824	60 824	55 196	+10%

Ratios
Core Tier I (pro-forma)	9.2%	9.2%	—	—
Loans : Deposits	102%	102%	116%	-14	pp
Net interest margin (bps)	364	348	388	-40	bps

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: August 29th, 2013

Chief Executive Officer